Exhibit (a)(1)(k)

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated July 22, 2003, and the related Letter of Transmittal, which are being distributed to registered holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Norimet Limited by one or more registered brokers or dealers licensed under that jurisdiction’s laws.

NOTICE OF OFFER TO PURCHASE FOR CASH

UP TO 4,350,000 SHARES OF THE COMMON STOCK OF
STILLWATER MINING COMPANY

AT A PURCHASE PRICE OF $7.50 PER SHARE

BY

NORIMET LIMITED
A WHOLLY OWNED SUBSIDIARY OF
MMC NORILSK NICKEL

——————————————————————————
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON AUGUST 19, 2003, UNLESS THE OFFER IS EXTENDED.
——————————————————————————

     Norimet Limited, a company organized under the laws of England and Wales (“Norimet”), and a wholly owned subsidiary of MMC Norilsk Nickel (“Norilsk Nickel”), an open joint stock company organized under the laws of the Russian Federation, is offering to purchase outstanding shares of common stock, up to 4,350,000, par value $.01 per share (the “Shares”) for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 22, 2003 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements thereof, collectively constitute the “Offer”), of Stillwater Mining Company, a Delaware corporation (“Stillwater”), at a purchase price of $7.50 per Share, net to the holder in cash, (subject to applicable withholding of United States federal, state and local taxes) without interest. The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on August 19, 2003, or such later date to which the Offer is extended (the “Expiration Date”). An extension would be communicated by issuance of a press release issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

     The Offer is being made pursuant to the previously announced stock purchase agreement, dated as of November 20, 2002, by and among Norilsk Nickel, Stillwater and Norimet (the “Stock Purchase Agreement”), whereby Stillwater issued 45,463,222 new shares of its common stock to Norimet, representing approximately 51 percent of Stillwater’s shares. If the full amount of Shares are purchased in the Offer, Norimet’s ownership will increase to approximately 56 percent of the outstanding stock of Stillwater. Because Norimet purchased Stillwater stock directly from Stillwater pursuant to the stock purchase agreement, the Offer is intended to provide liquidity to Stillwater stockholders at an agreed upon valuation. Since Norimet currently owns approximately 51% of Stillwater’s outstanding shares, this Offer is not intended to further influence the control of Stillwater.

     The conditions to the Offer are set forth in the Offer to Purchase. In its discretion and subject to applicable law, Norimet reserves the right to waive such conditions. The Offer is not conditioned upon the receipt of financing or any minimum number of Shares being tendered.

     Tendering stockholders whose Shares are registered in their own names and who tender directly to The Bank of New York, the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as Instruction 6 to the letter of transmittal sets forth, stock transfer taxes on the purchase of Shares by Norimet under the Offer. Norimet will pay all fees and expenses of the Depositary and D.F. King & Co., Inc., which is acting as the information agent (the “Information Agent”), that are attributable to the Offer.

     If more than 4,350,000 Shares are validly tendered prior to the Expiration Date, and not withdrawn, Norimet will, upon the terms and subject to the conditions of the Offer, purchase 4,350,000 Shares on a pro rata basis (with adjustments to avoid purchases of fractional Shares) based upon the number of Shares validly tendered by the Expiration Date and not withdrawn (the “proration period”). If proration of tendered Shares is required, because of the difficulty of determining the precise number of Shares properly tendered and not withdrawn, Norimet does not expect to announce the final results of proration or pay for any Shares until at least five New York Stock Exchange trading days after the Expiration Date and proration period. Preliminary results of proration will be announced by press release as promptly as practicable. Holders of Shares may obtain such preliminary information from the Information Agent. All Shares not accepted for payment due to an oversubscription will be returned to the shareholder or, in the case of tendered Shares delivered by book-entry transfer, credited to the account at the book-entry transfer facility from which the transfer had previously been made, in which case, in accordance with the procedure described in Section 4 of the Offer to Purchase.

     The U.S. federal income tax consequences of tendering Shares in the Offer are described in Section 5 of the Offer to Purchase.

PAYMENT; TENDERING PROCEDURES

     On the terms of and subject to the conditions to the Offer, Norimet will accept for payment and pay for up to 4,350,000 Shares validly tendered prior to the Expiration Date and not theretofore properly withdrawn in accordance with Section 3 of the Offer to Purchase. For purposes of the Offer, Norimet will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to Norimet and not withdrawn as, if and when Norimet gives oral or written notice to the Depositary of its acceptance for payment of those Shares. On the terms of and subject to the conditions to the Offer, Norimet will pay for Shares it has accepted for payment under the Offer by depositing the purchase price therefor with the Depositary. The Depositary will act as agent for tendering stockholders for the purpose of receiving payment from Norimet and transmitting payment to tendering stockholders whose Shares Norimet has accepted for payment. In all cases, Norimet will pay for Shares accepted for payment under the Offer only after timely receipt by the Depositary of (1) certificates representing, or a timely book-entry confirmation respecting, those Shares, (2) a letter of transmittal, or a facsimile thereof, properly completed and executed with any required signatures thereon or, in the case of a book-entry transfer, an agent’s message, and (3) any other documents the letter of transmittal requires. Under no circumstances will interest be paid on the purchase price of the Shares to be paid by Norimet, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares. Norimet will decide, in its sole discretion, all questions as to the validity, form, eligibility, including time of receipt, and acceptance of any tender of Shares, and each such decision will be final and binding. None of Norimet, Norilsk Nickel, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

EXTENSION; TERMINATION; WITHDRAWAL

     Subject to the terms of the Stock Purchase Agreement and the applicable rules and regulations of the SEC, Norimet reserves the right, but will not be obligated, except as described in the Offer to Purchase, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the conditions to the Offer described in the Offer to Purchase shall have occurred or exist, to (1) extend the Offer beyond the then scheduled Expiration Date, and thereby delay acceptance for payment of and payment for any Shares, by giving oral or written notice of that extension to the Depositary and (2) amend the Offer in any other respect by giving oral or written notice of that amendment to the Depositary. Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not Norimet exercises its right to extend the Offer. There can be no assurance that Norimet will exercise its right to extend the Offer. Any extension of the Offer will be followed by public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. If Norimet extends the Offer, or is delayed in its acceptance for payment of or payment, whether before or after its acceptance for payment, for Shares or is unable to pay for Shares under the Offer for any reason, then, without prejudice to its rights under the Offer, the Depositary may retain tendered Shares on Norimet’s behalf, and those Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase.

     Except as otherwise described below, tenders of Shares are irrevocable. Shares tendered under the Offer may be withdrawn according to the procedures described below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by Norimet under the Offer, may also be withdrawn at any time after September 16, 2003. For a withdrawal to be effective, a written notice of withdrawal must (1) be received in a timely manner by the Depositary at one of its addresses set forth in the Offer to Purchase and (2) specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an Eligible Institution (as defined in Section 2 of the Offer to Purchase) has tendered those Shares, an Eligible Institution must guarantee the signatures on the notice of withdrawal. If Shares have been delivered in accordance with the procedures for book-entry transfer described in Section 2 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and otherwise comply with the book-entry transfer facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may be retendered at any time prior to the Expiration Date by again following one of the procedures described in Section 2 of the Offer to Purchase. Norimet will decide, in its sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding. Norimet also reserves the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, whether or not it waives similar defects or irregularities in the case of any other stockholder. None of Norimet, Norilsk Nickel, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

OTHER MATTERS

     Stillwater has provided Norimet with its stockholder lists and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related letter of transmittal and other relevant materials have been mailed to record holders of Shares, and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Stillwater’s stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares. Those materials also include the Schedule 14D-9, filed with the SEC on July 22, 2003 by Stillwater.

     The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully and in its entirety before any decision is made with respect to the Offer.

     The information required to be disclosed under Rules 13e-4(d)(1) and 14d-6(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

QUESTIONS & REQUESTS FOR INFORMATION

     Requests for copies of the Offer to Purchase, the Letter of Transmittal, and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at Norimet’s expense. Any questions or requests for assistance may be directed to the Information Agent. Neither Norimet nor Norilsk Nickel will pay any fees or commissions to any broker or dealer or other person (other than the Depositary and the Information Agent, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares under the Offer. Norimet will reimburse brokers, dealers, banks and trust companies on their request for customary mailing and handling expenses they incur in forwarding material to their customers.

The Information Agent for the Offer is:

D.F. KING & CO., INC.

48 Wall Street
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Please Call Toll-Free: (800) 714-3313